UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

MORGAN CREEK ENERGY CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

61732R 10 7
______________________________________
(CUSIP Number)

GENEVA ENERGY CORP. and MARCUS M. JOHNSON
Address: both of 2020 Prospect Way, Bellingham, WA 98229; Telephone: (360) 736-4646

PHOENIX ASSET CORP.
Address: No. 1 Caribbean, P.O. Box 97, Leeward Highway,
Providenciales, Turks & Caicos Islands; Telephone: (649) 946-4344

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2006.
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61732R 10 7

1.       Names of Reporting Persons           GENEVA ENERGY CORP.
          I.R.S. Identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      ☐
(b)      ☐
          Not applicable.

3.       SEC Use Only:

4.       Source of Funds (See Instruction):     WC.

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
          Not applicable.

6.       Citizenship or Place of Organization:          Nevada, United States.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:                  24,000,000 shares.(1)(2)

8.       Shared Voting Power:             None.

9.       Sole Dispositive Power:          24,000,000 shares.(1)(2)

10.     Shared Dispositive Power:     None.

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:     24,000,000 shares.(1)(2)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐
          Not applicable.

13.     Percent of Class Represented by Amount in Row (11):       59.0%.(2)(3)

14.     Type of Reporting Person (See Instructions):       CO.

Notes:

(1)   These 24,000,000 shares are the same securities being reported by Phoenix Asset Corp. ("Phoenix") as a Reporting Person hereunder. These 24,000,000 shares are also being reported by Marcus M. Johnson ("Mr. Johnson") as a Reporting Person hereunder. As of August 21, 2006, 24,000,000 shares were held of record by Geneva Energy Corp. ("Geneva Energy"). Phoenix is the sole shareholder of Geneva Energy. Mr. Johnson is the sole officer and director of Geneva Energy and, as such, he has, on Geneva Energy's behalf, sole dispositive and voting power with respect to these shares.

CUSIP No. 61732R 10 7

(2)   The filing of this statement by Geneva Energy shall not be construed as an admission that Geneva Energy is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(3)   Based on 40,670,800 shares of common stock issued and outstanding as of August 21, 2006.

CUSIP No. 61732R 10 7

1.       Names of Reporting Persons                MARCUS M. JOHNSON.
          I.R.S. Identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
(a)      ☐
(b)      ☐
           Not applicable.

3.       SEC Use Only:

4.       Source of Funds (See Instruction):       WC (Geneva Energy Corp.) and PF.

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):  ☐

          Not applicable.

6.       Citizenship or Place of Organization:  United States.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:                  24,018,100 shares.(1)(2)

8.       Shared Voting Power:              None.

9.       Sole Dispositive Power:           24,018,100 shares.(1)(2)

10.     Shared Dispositive Power:       None.

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:     24,018,100 shares.(1)(2)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐
          Not applicable.

13.     Percent of Class Represented by Amount in Row (11):           59.1%.(2)(3)

14.     Type of Reporting Person (See Instructions):   IN.

Notes:

(1)   24,000,000 of these shares are the same securities being reported by each of Geneva Energy Corp. ("Geneva Energy") and Phoenix Asset Corp. ("Phoenix") as Reporting Persons hereunder. As of August 21, 2006, 24,000,000 shares were held of record by Geneva Energy. Phoenix is the sole shareholder of Geneva Energy. Marcus M. Johnson ("Mr. Johnson") is the sole officer and director of Geneva Energy, and as such, he has, on Geneva Energy's behalf, sole dispositive and voting power with respect to these 24,000,000 shares. In addition, as of August 21, 2006, Mr. Johnson was the holder of record of 18,100 shares of the Issuer's common stock.

CUSIP No. 61732R 10 7

(2)   The filing of this statement by Mr. Johnson shall not be construed as an admission that Mr. Johnson is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(3)   Based on 40,670,000 shares of common stock issued and outstanding as of August 21, 2006.

CUSIP No. 61732R 10 7

1.       Names of Reporting Persons          PHOENIX ASSET CORP.
          I.R.S. Identification Nos. of above persons (entities only).

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
(a)      ☐
(b)      ☐
          Not applicable.

3.       SEC Use Only:

4.       Source of Funds (See Instruction):      WC (Geneva Energy Corp.).

5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
          Not applicable.

6.       Citizenship or Place of Organization:             Belize.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.       Sole Voting Power:                  24,000,000 shares.(1)(2)

8.       Shared Voting Power:              None

9.       Sole Dispositive Power:           24,000,000 shares.(1)(2)

10.     Shared Dispositive Power:       None

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:     24,000,000 shares.(1)(2)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  ☐
          Not applicable.

13.     Percent of Class Represented by Amount in Row (11):       59.0%.(2)(3)

14.     Type of Reporting Person (See Instructions):       CO.

Notes:

(1)   These 24,000,000 shares are the same securities being reported by Geneva Energy Corp. ("Geneva Energy") as a Reporting Person hereunder. These 24,000,000 shares are also being reported by Marcus M. Johnson ("Mr. Johnson") as a Reporting Person hereunder. As of August 21, 2006, 24,000,000 shares were held of record by Geneva Energy. Phoenix Asset Corp. ("Phoenix") is the sole shareholder of Geneva Energy. Mr. Johnson is the sole officer and director of Geneva Energy, and as such, he has, on Geneva Energy's behalf, sole dispositive and voting power with respect to these shares.

CUSIP No. 61732R 10 7

(2)   The filing of this statement by Phoenix shall not be construed as an admission that Phoenix is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(3)   Based on 40,670,800 shares of common stock issued and outstanding as of August 21, 2006.

CUSIP No. 61732R 10 7

This statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on February 22, 2006 (as amended by Amendment No. 1 thereto filed on February 27, 2006) by Geneva Energy Corp., a corporation organized under the laws of Nevada, USA ("Geneva Energy"), and Marcus M. Johnson ("Mr. Johnson"), the sole officer and director of Geneva Energy, pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Geneva Energy, Mr. Johnson and Phoenix Asset Corp. ("Phoenix") are sometimes referred to herein as the "Reporting Persons".

ITEM 1.          SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of Morgan Creek Energy Corp., a Nevada Corporation (the "Issuer"). The Issuer maintains its principal executive offices at 10120 S. Eastern Avenue, Suite 200, Henderson, Nevada 89052.

ITEM 2.          IDENTITY AND BACKGROUND.

A.       Names of Persons filing this Statement:

This statement is filed by Geneva Energy Corp., Marcus M. Johnson and Phoenix Asset Corp.

B.       Residence or Business Address:

Geneva Energy Corp.
2020 Prospect Way
Bellingham, WA 98229

Marcus M. Johnson
c/o Geneva Energy Corp.
2020 Prospect Way
Bellingham, WA 98229

Phoenix Asset Corp.
No. 1 Caribbean, P.O. Box 97
Leeward Highway
Providenciales, Turks & Caicos Islands

C.       Present Principal Occupation and Employment:

Geneva Energy is a corporation organized under the laws of Nevada, USA, and is principally involved in the business of oil and gas property acquisition and development.

Mr. Johnson provides management consulting services in both the private and public sectors. Mr. Johnson is the sole officer and director of Geneva Energy. On August 21, 2006, Mr. Johnson became a Director of the Issuer.

Phoenix is a corporation organized under the laws of Belize and is principally involved in the business of corporate development and management. Phoenix is the sole shareholder of Geneva Energy.

CUSIP No. 61732R 10 7

D.       Criminal Proceedings:

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.       Civil Proceedings:

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.       Citizenship:

Geneva Energy is a corporation organized under the laws of Nevada, USA. Mr. Johnson is a United States citizen. Phoenix is a corporation organized under the laws of Belize.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As previously disclosed in the Schedule 13D filed on February 22, 2006 and the Amendment No. 1 thereto filed on February 27, 2006, at the time of execution of a subscription agreement between the Issuer and Geneva Energy, an aggregate of 6,000,000 shares of the Issuer's common stock were issued to Geneva Energy for cash consideration. Since that time the Issuer's shares have undergone two 2-for-1 stock splits, bringing the total amount of shares held by Geneva Energy to 12,000,000 and then to 24,000,000. These stock splits did not change Geneva Energy's percentage ownership of the Issuer's shares.

Mr. Johnson purchased 18,100 shares (after taking into account the Issuer's stock splits) of the Issuer's common stock in five separate market purchases between May 17, 2006 and May 24, 2006 for total cash consideration of $17,445 from his personal funds.

ITEM 4.          PURPOSE OF TRANSACTION.

The acquisition of the shares of the Issuer's common stock by Geneva Energy as described in Item 3 was undertaken for investment purposes pursuant to a private placement.

Certain of the Issuer's shares of common stock were registered for resale under a registration statement on Form SB-2 (the "Registration Statement"), which was declared effective by the Securities and Exchange Commission on February 14, 2006. Neither of the Reporting Persons are named as selling shareholders in the Registration Statement. Subsequent to the effectiveness of the Registration Statement, Mr. Johnson acquired the shares of the Issuer's common stock as described in Item 3 for investment purposes.

CUSIP No. 61732R 10 7

Subject to all relevant securities law restrictions, the Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, none of the Reporting Persons has any current plans or proposals that relate to or would result in:

    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

    a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    any material change in the present capitalization or dividend policy of the Issuer;

    any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

    changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Persons shall not be construed as an admission that any of them are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

CUSIP No. 61732R 10 7

(a)     Geneva Energy: As of August 21, 2006, Geneva Energy was the beneficial owner of 24,000,000 shares (or approximately 59.0%) of the Issuer's common stock. These shares were held of record by Geneva Energy, of which Mr. Johnson is the sole officer and director and of which Phoenix is the sole shareholder.

Mr. Johnson: As of August 21, 2006, Mr. Johnson was the beneficial owner of 24,018,100 shares (or approximately 59.1%) of the Issuer's common stock, by virtue of the fact that (i) he is the sole officer and director of Geneva Energy, and thus has, on Geneva Energy's behalf, sole dispositive and voting power with respect to the 24,000,000 shares of common stock held of record by Geneva Energy and (ii) he is the holder of record of 18,100 shares of the Issuer's common stock.

Phoenix: As of August 21, 2006, Phoenix was the beneficial owner of 24,000,000 shares (or approximately 59.0%) of the Issuer's common stock. These shares were held of record by Geneva Energy, of which Phoenix is the sole shareholder.

Geneva Energy: As of August 21, 2006, Geneva Energy, through Mr. Johnson, had the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, 24,000,000 (or approximately 59.0%) of the Issuer's common stock.

(b)     Mr. Johnson: As of August 21, 2006, Mr. Johnson had the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, 24,018,100 shares (or approximately 59.1%) of the Issuer's common stock, by virtue of the fact that (i) he is the sole officer and director of Geneva Energy, and thus has, on Geneva Energy's behalf, sole dispositive and voting power with respect to the 24,000,000 shares of common stock held of record by Geneva Energy and (ii) he is the holder of record of 18,100 shares of the Issuer's common stock.

Phoenix: As of August 21, 2006, Phoenix, through Geneva Energy (in turn, through Mr. Johnson), had the sole power to vote or to direct the voting of, and to dispose or to direct the disposition of, 24,000,000 shares (or approximately 59.0%) of the Issuer's common stock. These shares were held of record by Geneva Energy, of which Phoenix is the sole shareholder.

(c)     As of August 21, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

(d)     As of August 21, 2006, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)     Not applicable.

CUSIP No. 61732R 10 7

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Geneva Energy and Petro-Tex Oil and Gas Company, Inc. ("Petro-Tex") entered into an Affiliate Share Purchase Option Agreement (the "Agreement") effective as of August 21, 2006. Under the Agreement, Petro-Tex, a non-reporting company having an address at 304 Plantation Road, Palm Beach, Florida 33480, has an exclusive, however, revocable option to acquire up to 12,000,000 shares of the Issuer's common stock from Geneva Energy subject to certain conditions precedent as set forth in the Agreement.

Other than the Agreement described above: (i) the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

Exhibit          Description of Exhibit

A                   Joint Filing Agreement.

CUSIP No. 61732R 10 7

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2006.	GENEVA ENERGY CORP. Per: /s/ Marcus M. Johnson Marcus M. Johnson, Director
/s/ Marcus M. Johnson MARCUS M. JOHNSON
PHOENIX ASSET CORP. Per: /s/ T. Barry Dempsey T. Barry Dempsey, signatory for Fitzroy Holdings, Ltd, sole Director of Phoenix Asset Corp.

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)

MORGAN CREEK ENERGY CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

61732R 10 7
______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D/A, Amendment No. 2, dated September 19, 2006, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.
Dated: September 19, 2006.	GENEVA ENERGY CORP. Per: /s/ Marcus M. Johnson Marcus M. Johnson, Director
/s/ Marcus M. Johnson MARCUS M. JOHNSON
PHOENIX ASSET CORP. Per: /s/ T. Barry Dempsey T. Barry Dempsey, signatory for Fitzroy Holdings, Ltd, sole Director of Phoenix Asset Corp.